Exhibit 21.1

Subsidiaries of TG-17, Inc.

Name	Jurisdiction
TG- 17 (Israel) Ltd.	Israel
Bond Bodyguard New York, Inc.	New York
TG-17 (UK) Ltd.	England and Wales
TG-17 France	France
TG-17 Belgium	Belgium
TG-17 (Canada) Inc.	Canada